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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               BNC MORTGAGE, INC.
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                              (Name of the Issuer)

                                KELLY W. MONAHAN
                                 PETER R. EVANS
                                    AL LAPENA
                               GARY VANDER-HAEGHEN
                                 MARLES M. CROW
                                 JAMIE LANGFORD
                               BNC MORTGAGE, INC.
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                              MORTGAGE INVESTCO LLC
                          LEHMAN COMMERCIAL PAPER INC.
                          LEHMAN BROTHERS HOLDINGS INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    05561Y10
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                      (CUSIP Number of Class of Securities)

                              KAREN C. MANSON, ESQ.
                     VICE PRESIDENT AND ASSISTANT SECRETARY
                              MORTGAGE INVESTCO LLC
                      3 WORLD FINANCIAL CENTER, 24TH FLOOR
                               NEW YORK, NY 10285
                                 (212) 526 1911
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
                               - with copies to -
     W. MICHAEL BOND, ESQ.                    DAVID H. SANDS, ESQ.
  WEIL, GOTSHAL & MANGES LLP      TROOP, STEUBER, PASICH, REDDICK & TOBEY, LLP
1615 L STREET, N.W., SUITE 700         2029 CENTURY PARK EAST, 24TH FLOOR
     WASHINGTON, DC 20036                    LOS ANGELES, CA 90067
        (202) 682-7000                           (310) 728-3000

     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------- ---------------------------------------
Transaction Valuation: $52,564,566*          Amount of Filing Fee: $10,513
--------------------------------------- ---------------------------------------
* For purposes of calculating the filing fee only. The Transaction Valuation was determined based upon the sum of (a) the product of 5,151,194 shares of BNC Mortgage, Inc. common stock outstanding and the merger consideration of $10.00 per share in cash, and (b) the product of 619,058 shares of BNC Mortgage, Inc. common stock subject to outstanding options to purchase BNC Mortgage, Inc. common stock and the difference between $10.00 per share and the exercise price per share of each of such options. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the Transaction Valuation by 1/50 of one percent.


[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,513               Filing Party:  BNC Mortgage, Inc.
Form or Registration No.: Preliminary Schedule 14A    Date Filed: April 5, 2000

         This Amendment No. 3 amends and supplements the Schedule 13E-3 filed jointly on April 5, 2000 and amended by Amendments No. 1 and No. 2 thereto, by Kelly W. Monahan, Peter R. Evans, Al Lapena, Gary Vander-Haeghen, Marles Crow, Jamie Langford (such individuals, collectively, the "Management Investors"), BNCM Acquisition Co. ("BNCM Acquisition"), BNC Mortgage, Inc. ("BNC Mortgage"), Mortgage Investco LLC ("Mortgage Investco"), Lehman Commercial Paper Inc. ("Lehman Commercial Paper") and Lehman Brothers Holdings Inc. ("Holdings," and together with the Management Investors, BNC Mortgage, Mortgage Investco and Lehman Commercial Paper, the "Filing Persons"), with respect to the merger of BNCM Acquisition with and into BNC Mortgage (the "Merger').

ITEM 15.  ADDITIONAL INFORMATION.

         At the special meeting of stockholders of BNC Mortgage, Inc. held on July 21, 2000, the holders of 3,361,152 shares of Common Stock of BNC Mortgage, representing 65.25% of BNC Mortgage's outstanding shares, approved the Merger Agreement and the Merger. None of the stockholders of BNC Mortgage perfected dissenter's appraisal rights under Section 262 of the Delaware General Corporation Law.

         On July 26, 2000, the Merger became effective upon the filing with the Secretary of State of Delaware of a Certificate of Merger. As a result of the Merger, each share of Common Stock of BNC Mortgage issued and outstanding immediately prior to the Merger (other than shares held by BNC Mortgage as treasury stock or by BNCM Acquisition, which were automatically cancelled and retired) was converted into the right to receive $10.00 net in cash, without any interest thereon and less any required withholding taxes, and each share of common and preferred stock of BNCM Acquisition outstanding immediately prior to the Merger was converted into and became one share of common stock and one share of preferred stock (with the same rights, limitations and preferences), respectively, of the was surviving corporation in the Merger.



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

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2000

                           /s/ Kelly W. Monahan
                           --------------------------
                           Kelly W. Monahan



                           /s/ Peter R. Evans
                           --------------------------
                           Peter R. Evans


                           /s/ Al Lapena
                           --------------------------
                           Al Lapena


                           /s/ Gary Vander-Haeghen
                           --------------------------
                           Gary Vander-Haeghen


                           /s/ Marles M. Crow
                           --------------------------
                           Marles M. Crow


                           /s/ Jamie Langford
                           --------------------------
                           Jamie Langford



                           BNC MORTGAGE, INC.



                           By: /s/ Kelly W. Monahan
                               --------------------------
                               Name:  Kelly W. Monahan
                               Title: President



                           MORTGAGE INVESTCO LLC



                           By: /s/ Karen C. Manson
                               --------------------------
                               Name: Karen C. Manson
                               Title: Vice President and Assistant Secretary


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


                           LEHMAN COMMERCIAL PAPER INC.



                           By: /s/ Karen C. Manson
                               --------------------------
                               Name: Karen C. Manson
                               Title: Authorized Signatory



                           LEHMAN BROTHERS HOLDINGS INC.



                           By: /s/ Karen C. Manson
                               --------------------------
                               Name: Karen C. Manson
                               Title:    Vice President



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